10027316

[...]S
[...]COMMISSION
Washington, D.C. 20549

BP 2/26

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC Mail Processing Section
FEB 23 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48197

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P. J. Robb Variable Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4250 Crums Mill Road
(No. and Street)

Harrisburg	PA	17112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daryl Black (717) 657 - 0789
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

700 N. Pearl Street	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/1

OATH OR AFFIRMATION

I, Daryl Black, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P.J. Robb Variable Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Michael J. Wagner, Notary Public
Lower Paxton Twp., Dauphin County
My Commission Expires May 3, 2012
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P.J. Robb Variable Corporation
(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
December 31, 2009

BDO Seidman, LLP
Accountants and Consultants

700 North Pearl, Suite 2000
Dallas, Texas 75201
Telephone: 214-969-7007
Fax: 214-953-0722

Independent Registered Public Accountant's Report

To the Board of Directors and Stockholder of
P.J. Robb Variable Corporation

We have audited the accompanying statement of financial condition of P.J. Robb Variable Corporation (a wholly owned subsidiary of Crump Life Insurance Services, Inc.) (the "Company") as of December 31, 2009, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P.J. Robb Variable Corporation at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
February 18, 2010

P.J. Robb Variable Corporation
(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 2,955,350
Restricted cash	296,868
Commissions receivable - net of allowance of $44,053	1,261,953
Agent advances, net of allowance of $626	3,083
Deferred tax assets	18,036
Prepaid expenses	13,292
Goodwill	10,519,000
Total assets	15,067,582
Liabilities and Stockholder's Equity	
Liabilities	
Commissions payable	708,469
Payables to affiliate	316,753
Accrued expenses and other liabilities	28,370
Total liabilities	1,053,592
Stockholder's equity	
Common stock, no par value; 2,000 shares authorized; 1,400 shares issued and outstanding	35,000
Additional paid-in capital	12,704,945
Retained earnings	1,274,045
Total stockholder's equity	14,013,990
Total liabilities and stockholder's equity	$ 15,067,582

The accompanying notes are an integral part of these financial statements.

P.J. Robb Variable Corporation
(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
Statement of Income
Year Ended December 31, 2009

Revenue	
Commission income	$ 5,736,598
Total revenue	5,736,598
Expenses	
Commission expense	1,455,353
Administrative service fees to affiliate	1,884,656
Regulatory fees	107,032
Outside service fees - audit	40,000
Outside service fees - other	67,684
Franchise tax	33,667
Other expense	41,240
Total expenses	3,629,632
Income before taxes	2,106,966
Income taxes	832,921
Net income	$ 1,274,045

The accompanying notes are an integral part of these financial statements.

P.J. Robb Variable Corporation
(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances at December 31, 2008	$ 35,000	$ 12,704,945	$ -	$ 12,739,945
Net income	-	-	1,274,045	1,274,045
Dividends	-	-	-	-
Balances at December 31, 2009	$ 35,000	$ 12,704,945	$ 1,274,045	$ 14,013,990

The accompanying notes are an integral part of these financial statements.

P.J. Robb Variable Corporation
(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 1,274,045
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities:	
Restricted cash	(296,868)
Commissions receivable	160,424
Agent advances	1,233
Deferred tax assets	66,299
Prepaid expenses	(2,390)
Commissions payable	528,808
Accrued expenses and other liabilities	(87,178)
Net cash provided by operating activities	1,644,373
Cash flows from financing activities:	
Payables to affiliate	(505,729)
Dividends	-
Net cash used by financing activities	(505,729)
Cash and cash equivalents at beginning of year	1,816,706
Cash and cash equivalents at end of year	$ 2,955,350

The accompanying notes are an integral part of these financial statements.

1. Organization

P.J. Robb Variable Corporation (the "Company") is a wholly owned subsidiary of Crump Life Insurance Services, Inc. (the "Parent") which, in turn, is a wholly owned subsidiary of C.G. JCF Corporation ("Crump Group"). C.G. JCF Corporation is a wholly owned subsidiary of C.G. JCF, LLC ("JCF LLC") which, in turn, is a wholly owned subsidiary of C.G. JCF Holdings, Inc. ("JCF Holdings"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as a retail and wholesale broker-dealer of life insurance and annuity products for various insurance carriers. During 2009, the Company was approved to process mutual fund commissions for retirement and benefit plans serviced by an affiliate. The Company's primary revenue source is commissions from carriers for the sale and renewal of insurance products. The Company conducts business on a national basis.

2. Significant Accounting Policies

a) Cash and Cash Equivalents

Cash and cash equivalents include highly liquid money market and debt instruments with initial maturities of three months or less. The Company maintains cash deposits in banks which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

b) Restricted Cash

The Company holds unremitted mutual fund commissions in a fiduciary account for the exclusive benefit of customers in accordance with section (k)(2)(i) of the Securities and Exchange Act Rule 15c3-3. The restricted cash requirement represents the greater of $200,000 or approximately two months of customer receivables. With the exception of $200,000 which is maintained in the account, all other funds are remitted on a monthly basis.

c) Revenue Recognition

The Company recognizes commission revenue on an accrual basis when products are sold or renewed based on agreed-upon percentages with the insurance carriers that include certain percentages related to the Parent obtaining specified volume levels with carriers. Bonus percentages are adjusted monthly based on actual volume of product sales of the Parent.

Commission revenue on the accompanying statement of income of $5,736,598 is recorded net of commission payments of $1,286,768.

d) Commission Receivables

The Company's receivables are from insurance carriers and mutual fund companies. The Company performs credit evaluations of its customers and generally does not require collateral for commissions receivable.

The Company has reflected commissions receivable arising from the Company's operations on its statement of financial condition. In its capacity as a broker dealer the Company collects commissions from carriers for first year product sales and subsequent renewals, recorded as commission income and receivable, and may remit payments, known as override, to the agents, recorded as commission expenses and payable. The Company also collects mutual fund commissions on behalf of an affiliate overseeing various retirement and benefit plans and remits payments back to the plans which are recorded by the Company as commission expense and payable.

The Company maintains an allowance for commission adjustments in its commissions receivable. In establishing the required allowance, management considers historical losses, current receivable aging, lapse patterns and existing economic conditions.

e) **Goodwill**
Goodwill represents the excess of the cost of an acquired entity over the net amounts assigned to tangible and identifiable intangible assets acquired and liabilities assumed. The Company evaluates goodwill for impairment annually and between annual tests whenever events or circumstances indicate that the carrying value of the Company's goodwill may exceed its fair value. If the carrying value of the Company's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. As described in Note 5, the Company did not record an impairment charge in 2009.

f) **Income Taxes**
The Company is included in the consolidated federal income tax return of its ultimate parent company, C.G. JCF Holdings, Inc., as well as certain combined or unitary state income or franchise tax returns. As such, the Company pays its income taxes through the ultimate parent company. The taxes paid by the Company are based on an effective tax rate that approximates the tax expense that would be recognized if the Company were to file such income tax returns on a stand-alone basis.

The asset and liability method is used in accounting for income taxes whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws. A valuation allowance is provided when the Company determines that it is more likely than not that a portion of the deferred tax asset balance will not be realized.

The Company adopted the new accounting requirements for uncertain tax positions on the first day of the Company's first quarter of 2009. The cumulative impact of adopting the new accounting requirements did not have a material effect on the Company. The Company recognizes the impact of a tax position in the financial statements if the position is more likely than not of being sustained on examination by the taxing authorities, based on the technical merits of the position. Changes in recognition or measurement are recorded in the period in which the change in judgment occurs. The Company recognizes interest and penalties on unrecognized tax benefits as income tax expense.

g) **Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

h) **Concentration of Risk**
Financial instruments that potentially expose the Company to concentrations of credit risk are accounts receivable. As of December 31, 2009 one individual customer accounted for 16% of the total net accounts receivable. As of December 31, 2009 one individual customer accounted for 19% of total revenues. These customers are part of a larger relationship with the Parent, and in aggregate, represent a much smaller concentration exposure at a consolidated level. The Company maintains allowances for probable credit risks and otherwise controls this risk through monitoring procedures.

i) **Adoption of Recently Issued Accounting Pronouncements**

Accounting Standards Codification

Effective September 2009, the Financial Accounting Standards Board's Accounting Standards Codification (ASC) became the single official source of authoritative, nongovernmental generally accepted accounting principles in the United States. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission. The Company's accounting policies were not affected by the conversion to ASC. However, references to specific accounting standards in the footnotes to the financial statements have been changed to refer to the appropriate section of ASC.

Subsequent Events

Effective May 2009, the FASB issued new standards on subsequent events as codified in ASC 855-10. The new standard establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are available to be issued. More specifically, the new standard sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition in the financial statements, identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that should be made about events or transactions that occur after the balance sheet date. The new standard is effective for fiscal years and interim periods ending after June 15, 2009. The Company has adopted this standard during 2009. The Company has evaluated subsequent events through February 18, 2010, the date of this report. The Company has made no significant changes to the financial statements as a result of the subsequent events evaluation.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3 - 1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital under the Rule of $2,908,422 which was $2,658,422 in excess of its minimum required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 was .36 to 1.

4. Related-Party Transactions

For the year ended December 31, 2009 the Parent provided various services to the Company, such as financial statement preparation, use of personnel, and other administrative services. The Parent charged the Company a management services fee for direct costs and other personnel, designed to cover the costs, under a management services agreement. The management service fee would not necessarily be the same if an unrelated party provided these services to the Company. For the year ended December 31, 2009, total fees charged by the Parent were $1,864,656 and reported as administrative service fees to affiliate.

Additionally, the Parent allocates bonus commissions to the Company based on the percentage of premiums placed by the Company. These bonus amounts would not necessarily be the same if the Company were independent and an unrelated party paid bonuses to the Company. For the year ended December 31, 2009, total bonus commissions earned by the Company from the Parent was $1,739,092 and reported as commission income.

During 2009 the Company entered into an agreement to provide mutual fund commission processing for retirement and benefit plans serviced by an affiliate. Under this agreement the Company processes mutual fund commissions for an administrative fee paid by the retirement and benefit plans for which the affiliate is the administrator. The administrative service fees earned by the Company would not necessarily be the same if paid by an independent and unrelated party. Additionally, to provide the mutual fund commission processing services, the affiliate provided various services such as use of personnel, information systems, and other administrative services. The affiliate charged the Company a management services fee for these costs. The management services fee would not necessarily be the same if an unrelated party provided these services to the Company. For the year ended December 31, 2009, total fees charged by the affiliate were $20,000 and reported as administrative service fees to affiliate.

5. Goodwill

As a result of the August 1, 2007 acquisition of BISYS Insurance Services and Retirement Services by Crump Group, Inc., and in accordance with ASC 350 *"Intangibles – Goodwill and Other"*, approximately $689,000,000 of goodwill and other intangible assets were created or identified. Based on the Company's discounted future cash flows, $10,519,000 of the $689,000,000 was allocated as goodwill to the Company as contributed capital.

Under FASB ASC 350 "*Intangibles – Goodwill and Other*", the Company is required to assess goodwill for impairment annually, or more frequently if circumstances indicate impairment may have occurred. At December 31, 2009, the Company evaluated goodwill for impairment and no goodwill impairment was identified or recognized.

6. Income Taxes

The Company's Federal income tax return is combined with C.G. JCF Holdings, Inc. The amount of reported income tax expense is different from the tax expense that would be computed by multiplying income before tax expense (as shown on the accompanying statement of income) by the appropriate statutory Federal income tax rate. A reconciliation of the tax expense is as follows:

	Year Ended December 31, 2009
Computed expected tax expense at statutory rate	$ 737,438
State income taxes, net of federal benefit	94,683
Permanent items	800
	$ 832,921

The significant book to tax adjustments are as follows:

	Year Ended December 31, 2009	
	Amount	Tax effect
Income before taxes	$ 2,106,966	$ 766,622
Temporary differences	(95,232)	66,299
Taxable income	$ 2,011,734	$ 832,921

The provision for income tax expense consisted of the following:

	Year Ended December 31, 2009
Current tax expense	$ 766,622
Deferred tax expense	66,299
Total tax expense	$ 832,921

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the net deferred tax asset are as follows:

	December 31, 2009
Lapse allowance	$ 17,599
Agent advances allowance	250
Other accrued liabilities	187
Total deferred tax assets	$ 18,036

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred assets will not be realized. The ultimate realization of deferred taxes is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company believes it is more likely than not that the Company will realize the benefits of these deductible differences.

Uncertain Tax Positions

On January 1, 2009, the Company adopted new accounting requirements for uncertain tax positions. The adoption of this requirement did not have a material effect on the Company.

The Company does not anticipate that unrecognized tax benefits will change significantly within the next 12 months. If there were any unrecognized tax benefits, the Company would recognize potential accrued interest and penalties related to unrecognized tax benefits as a component of the provision for income taxes. As of December 31, 2009, the Company has no accrued interest and penalties.

The Company files income taxes in the U.S. federal jurisdiction and in various states and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2006.

7. Regulatory Compliance

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(2)(i)— the Company will carry no margin or customer security accounts and will effectuate all financial transactions through a bank account, designated as "Special Account for the Exclusive Benefit of Customers of PJ Robb Variable Corporation".

8. Fair Value of Financial Instruments

The estimated fair value of the Company's financial instruments, which primarily consist of cash and cash equivalents, receivables, and current obligations, approximates fair value because of the short term maturity of these financial instruments.

9. Commitments and Contingencies

At December 31, 2009, management is not aware of any material contingent liabilities and the Company has no material future commitments.

P.J. Robb Variable Corporation

(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)

Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2009

Total stockholder's equity from statement of financial condition	$14,013,990
Deduct nonallowable assets	
Commissions receivable - net of allowance of $44,053	552,157
Agent Advances, net of allowance of $626	3,083
Deferred tax assets	18,036
Prepaid expenses	13,292
Goodwill	10,519,000
Net capital	2,908,422
Net capital requirement (greater of 6 2/3 percent of aggregate indebtedness or $250,000)	250,000
Excess net capital	$ 2,658,422
Total aggregate indebtedness	$ 1,053,592
Percentage of aggregate indebtedness to net capital	36%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the net capital as shown above and the corresponding computation prepared by the Company for inclusion in its unaudited Part II FOCUS Report filing at December 31, 2009 filed on January 27, 2010.

P.J. Robb Variable Corporation
(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
Determination of Reserve Requirements and Information Relating to Possession or Control Requirement Under Securities and Exchange Commission Rule 15c3-3
December 31, 2009

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(2)(i)— the Company will carry no margin or customer security accounts and will effectuate all financial transactions through a bank account, designated as "Special Account for the Exclusive Benefit of Customers of PJ Robb Variable Corporation".

BDO BDO Seidman, LLP
Accountants and Consultants

700 North Pearl, Suite 2000
Dallas, Texas 75201
Telephone: 214-969-7007
Fax: 214-953-0722

Independent Registered Public Accountant's Supplementary Report on Internal Control

Board of Directors
P.J. Robb Variable Corporation

In planning and performing our audit of the financial statements and supplemental schedules of P.J. Robb Variable Corporation (a wholly owned subsidiary of Crump Life Insurance Services, Inc.) (the "Company") for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting ("internal control"), in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications, and comparisons,

(2) Recordation of differences required by Rule 17a-13, and

(3) Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Dallas, Texas
February 18, 2010

P.J. Robb Variable Corporation

(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5
December 31, 2009

BDO

BDO Seidman, LLP
Accountants and Consultants

P.J. Robb Variable Corporation

(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

December 31, 2009

P.J. Robb Variable Corporation

(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)

Independent Accountant's Agreed-Upon Procedures Report

December 31, 2009

BDO Seidman, LLP
Accountants and Consultants

700 North Pearl, Suite 2000
Dallas, Texas 75201
Telephone: 214-969-7007
Fax: 214-953-0722

Independent Accountant's Agreed-Upon Procedures Report

To the Board of Directors and Stockholder of
P.J. Robb Variable Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 related to the Certification of Exclusion From Membership (Form SIPC-3) filed by P.J. Robb Variable Corporation (the "Company") with the Securities Investor Protection Corporation ("SIPC"), we have performed the procedures enumerated below with respect to the accompanying Schedule of Revenues for the year ended December 31, 2009, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's claim for exclusion from membership in SIPC. The Company's management is responsible for the preparation of the Schedule of Revenues and compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA") for the year ended December 31, 2009. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the Total Revenues amount included in the Schedule of Revenues for the year ended December 31, 2009 to the total revenues in the Company's audited financial statements included on Form X-17A-5 for the year ended December 31, 2009 noting no differences;

2. Compared the amount in each revenue classification reported in the Schedule of Revenues prepared by the Company for the year ended December 31, 2009 to the system generated Paragon variable annuity placed case report noting no differences;

3. Proved the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Revenues for the year ended December 31, 2009 and in the related schedules and to the system generated Paragon variable annuity placed case report noting no differences;

BDO Seidman, LLP
Accountants and Consultants

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

February 18, 2010

P.J. Robb Variable Corporation

(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)

Year Ended December 31, 2009*

Schedule of Revenues

$ 283,589	Distribution of shares of registered open end investment companies or unit investment trusts
2,449	Sales of variable annuities
5,450,560	Insurance commissions and fees
-	Investment advisory services to one or more registered investment companies or insurance company separate accounts
$ 5,736,598	Total Revenues (*as stated in the audited financial statements*)

* The classifications above are derived from Form SIPC-3